Filed Pursuant to Rule 424(b)(2)
Registration No. 333-167692
PROSPECTUS SUPPLEMENT
to Prospectus dated July 2, 2010

1,250,000 Shares

Common Stock

We are offering 1,250,000 shares of our common stock. Our common stock is traded on the Nasdaq Capital Market under the symbol “FLIC.” On July 14, 2010, the last reported price of our common stock was $24.56 per share.

These securities are not deposits or obligations of a bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Investing in our common stock involves a high degree of risk. For certain risks and uncertainties that you should consider, see “Risk Factors” in this prospectus supplement and in the documents we file with the SEC that are incorporated by reference into this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$24.00	$30,000,000
Underwriting discount	$1.32	$1,650,000
Proceeds to us, before expenses	$22.68	$28,350,000

We have granted the underwriter a 30-day option to purchase up to 187,500 additional shares of common stock at the same price, and on the same terms, solely to cover over-allotments, if any.

The underwriter expects to deliver the common stock to purchasers against payment in New York, New York on or about July 20, 2010, subject to customary closing conditions.

Keefe, Bruyette & Woods

Prospectus Supplement dated July 14, 2010

Prospectus Supplement

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus, and any related free writing prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell our securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus, any related free writing prospectus, or any documents incorporated by reference herein, is accurate as of their respective dates. Our business, financial condition, results of operations, and prospects may have changed since those dates. This prospectus supplement supersedes the accompanying prospectus to the extent it contains information that is different from or in addition to the information in the prospectus.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement which describes the specific terms of this offering and certain other matters and also updates and adds to the information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus which provides more general information about us and our common stock. We may also provide, if necessary, a pricing supplement that describes the pricing terms of the common stock. You should read this prospectus supplement, the accompanying prospectus and any pricing supplement. Generally, when we refer to this “prospectus” we mean this prospectus supplement together with the accompanying prospectus.

If the information set forth in this prospectus supplement differs in any way from the information set forth in the accompanying prospectus or any pricing supplement, you should rely on the information in the following order of priority: (1) the pricing supplement, if any; (2) this prospectus supplement; and (3) the accompanying prospectus.

We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The distribution of this prospectus supplement and the accompanying prospectus and the offering of the common stock in certain jurisdictions may be restricted by law. This prospectus supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any common stock offered by this prospectus supplement by any person in any jurisdiction in which it is unlawful for that person to make that offer or solicitation.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus supplement to “the Corporation,” “we,” “us,” “our” or similar references mean The First of Long Island Corporation and its direct and indirect subsidiaries. References to the “Bank” mean The First National Bank of Long Island, our wholly-owned subsidiary through which we conduct all of our business, and its subsidiaries. Unless otherwise expressly stated or the context otherwise requires, all information in this prospectus supplement assumes that the option to purchase additional shares granted to the underwriter is not exercised in whole or in part.

SPECIAL NOTE REGARDING FORWARD–LOOKING STATEMENTS

We make forward-looking statements in this prospectus and the documents incorporated into it by reference. These forward-looking statements include: statements of goals, intentions, and expectations; estimates of risks and of future costs and benefits; assessments of probable loan losses; assessments of market risk; and statements of the ability to achieve financial and other goals. Forward-looking statements are typically identified by words such as “believe,” “expect,” “could,” “should,” “would,” “may,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

Forward-looking statements are subject to numerous assumptions, risks, and uncertainties that may change over time. Forward-looking statements speak only as of the date they are made. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that we anticipated in our forward-looking statements and our future results could differ, possibly materially, from historical performance.

Our forward-looking statements are subject to the following principal risks and uncertainties:

•	changes in economic conditions, including an economic recession that could affect the value of real estate collateral securing our mortgage loans and the ability of our borrowers to repay their loans;

•	the timing and amount of revenues that we may recognize;

•	increased competition among depository and other financial institutions in our marketplace;

•	inflation and changes in the interest rate environment (including changes in the shape of the yield curve) that reduce our margins or fair value of our financial instruments;

•	our ability to enter new markets successfully and capitalize on growth opportunities;

•	changes in consumer spending, borrowing and savings habits;

•	legislative and regulatory changes, including broad financial reform, the creation of new agencies focused on consumer protection, increases in FDIC assessments and increased regulatory oversight of our business;

•	monetary and fiscal policies of the federal government, including the impact of the current government effort to restructure the U.S. financial and regulatory system;

•	changes in tax policies, rates and regulations of federal, state and local tax authorities;

•	deposit flows;

•	the cost of funds;

•	demand for loan products and other financial services;

•	changes in the quality and composition of our loan and investment portfolios;

•	changes in management’s business strategies;

•	changes in accounting principles, estimates, policies or guidelines;

•	changes in real estate values;

•	technology risk; and

•	a variety of other matters that, by their nature, are subject to significant uncertainties.

We provide greater detail regarding some of these factors in the “Risk Factors” section of this prospectus supplement, our annual report on Form 10-K for the year ended December 31, 2009, including the “Risk Factors” section of that report, and in our other filings with the SEC. You should not place undue reliance on these forward-looking statements, which reflect our expectations only as of the date of this prospectus. We do not assume any obligation to revise forward-looking statements except as may be required by law.

PROSPECTUS SUPPLEMENT SUMMARY

This summary is not complete and does not contain all of the information you should consider before investing in the common stock offered by this prospectus supplement and the accompanying prospectus. You should read this summary together with the entire prospectus supplement and prospectus, including our consolidated financial statements, the notes to those financial statements, and the other documents that are incorporated by reference in this prospectus supplement, before making an investment decision. See the “Risk Factors” section of this prospectus supplement for a discussion of the risks involved in investing in our common stock.

General

We are a one–bank holding company that provides financial services through our wholly–owned subsidiary, The First National Bank of Long Island. We serve the financial needs of privately owned businesses, professionals, consumers, public bodies, and other organizations primarily in Nassau and Suffolk

Counties, Long Island and New York City. At June 30, 2010, we had total assets of $1.60 billion, deposits of $1.27 billion and stockholders’ equity of $128.0 million.

Our principal business consists of attracting business and consumer checking deposits, money market deposits, time deposits and savings deposits and investing those funds in commercial and residential mortgage loans, commercial loans, home equity loans and lines of credit, and investment securities. Our loan portfolio is primarily comprised of loans to borrowers in Nassau and Suffolk Counties, Long Island and New York City, and our real estate loans are principally secured by properties located in these geographic areas. Our investment securities portfolio is primarily comprised of pass–through mortgage–backed securities and collateralized mortgage obligations issued by U.S. government agencies and municipal securities.

The New York metropolitan area in which we operate provides exceptional opportunities for our Bank. Over the years, there has been a significant amount of bank consolidation in our marketplace. This has resulted in the banking needs of many small and medium sized businesses and consumers not being properly serviced. Our Bank has been able to attract some of these disenfranchised customers with our strong dedication to service quality, attractive pricing, and the wide variety of products and services we offer.

We are selling common stock to bolster our capital position in light of our organic growth initiatives, current economic conditions and current regulatory expectations as to what constitutes an appropriate level of capital.

Additional information about us and our subsidiaries is included in documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

Our Company and Strategy

Growth Strategy

Historical Loan Growth. Total loans grew at a compounded annual growth rate (“CAGR”) of just over 19% during the five-year period ended December 31, 2009 and amounted to $863.6 million, or 67.8% of total deposits, at June 30, 2010. The loan growth occurred largely in commercial mortgages, residential mortgages and home equity loans and lines which grew at CAGRs of 36.0%, 10.7% and 21.8%, respectively. One of our key strategic initiatives is to increase earnings by making loans a larger portion of the overall balance sheet and securities a smaller portion. Over time, this strategy should result in our loan to deposit ratio more closely resembling that of our national peer group, which averaged 81.2% at March 31, 2010.

We expect that loan growth will come from the marketing efforts of our personnel and be funded by a combination of deposit growth and maturities and paydowns on our investment securities portfolio. As in the past, we plan to focus our growth efforts on categories of loans we believe to be lower risk, including owner-occupied commercial mortgages, multifamily commercial mortgages, residential mortgages and home equity loans and lines. We plan to continue avoiding what we believe to be higher risk loan categories such as construction and land development loans and unsecured loans to individuals.

Historical Deposit Growth. Total deposits were $1.27 billion at June 30, 2010, and grew at a CAGR of almost 11% during the five-year period ended December 31, 2009. For the six months ended June 30, 2010, our overall cost of total deposits was 0.84%. We expect that future deposit growth will largely come from our continued expansion of the Bank’s branch system, which currently consists of 33 branches located in Nassau and Suffolk Counties, Long Island and Manhattan, and new and expanded business banking relationships resulting from the efforts of our calling officers. Recently, many of our new full service branches have been small, well-appointed facilities located in micro markets on Long Island where we believe there is less competition than in some of the larger markets we serve. This approach has been successful in terms of minimizing our initial capital investment and ongoing operating costs and maximizing our ability to gather deposits quickly. In addition, we continue to focus on developing commercial lending relationships and have attracted some commercial customers that have made a meaningful contribution to the growth in our commercial checking balances. The growth of core deposits, particularly checking balances, remains a key strategic initiative.

Loan and Deposit Growth in 2010. During the first six months of 2010, we deliberately slowed our loan growth and scaled back our efforts to attract new deposits. This strategy was implemented to strengthen our Tier 1 leverage capital ratio. Specifically, during the period from December 31, 2009 to June 30, 2010, we increased our loans only 4.3% from $827.7 million to $863.6 million. Similarly, although we opened four new full service branches in the first six months of this year, we were not aggressive in seeking new deposits from these branches. As a result, our total deposits decreased slightly from $1.28 billion at December 31, 2009 to $1.27 billion at June 30, 2010. These and other actions described in “Recent Developments” caused our Tier 1 leverage capital ratio to increase from 7.19% at December 31, 2009 to 7.51% at June 30, 2010. Upon conclusion of this offering, we intend to resume our strategy of increasing our deposits and loans, but it is unlikely that we will achieve the same CAGR in either loans or deposits for the full year 2010 as we achieved during the five years ended December 31, 2009.

Recruiting and Retaining Superior Talent. We continue to focus on recruiting superior talent for our executive management, lending, commercial marketing, branch, and back-office teams. When applicable, our recruiting efforts target individuals who have significant relevant experience in their discipline, a loyal customer following and strong references. Our good reputation in our marketplace and successful track record in terms of profitability and growth have worked to our advantage in this regard.

Noninterest Income. Our noninterest income comes largely from investment management activities, service charges on deposit accounts, bank-owned life insurance policies, prepayment fees, and a variety of services we perform including, but not limited to, the sale of mutual funds and annuities, safe deposit box rental, ATMs, debit cards, and letters of credit. One of our strategic objectives is to grow noninterest income by expanding existing services and adding new products and services. In this regard we have worked to develop a sales culture to take advantage of cross-sell opportunities with our existing customers. In addition, we have considered and will continue to consider the acquisition of businesses that could complement our banking business and add to noninterest income.

Financial Strength and Stability

Loan Quality. Our management team places greater emphasis on loan quality than portfolio growth or yield. At June 30, 2010, our nonperforming assets totaled $1.8 million, or 0.21% of total loans and OREO, and loans past due 30 to 89 days totaled $973,000. In addition, our net chargeoffs have not exceeded 0.06% of average total loans in any of the last five years. We attribute the lack of significant delinquencies and chargeoffs to sound underwriting standards, the categories of loans we have chosen to emphasize, the affluent nature of the geographic areas we serve and our diligent ongoing efforts to maintain asset quality. In recent years we enhanced our credit risk management by building a more robust credit department, adding an independent appraiser to our staff, and strengthening our written underwriting policies and loan review function. In approving new loans, we generally require a loan to value ratio of 75% or less, a FICO score of 680 or better and a debt service coverage ratio of 1.25X or better.

Investment Securities Portfolio. Our investment securities portfolio is comprised almost exclusively of a mix of residential mortgage-backed securities and municipal securities. Our mortgage-backed securities include both collateralized mortgage obligations and pass-through mortgage securities issued by U.S. government agencies, most of which are full faith and credit obligations of the U.S. government. The non-full faith and credit portion, which amounted to $17 million, or 4% of our total mortgage-backed securities at June 30, 2010, is comprised of pass-through mortgage securities issued and guaranteed by Federal National Mortgage Association (“FNMA”) and Federal Home Loan Mortgage Corporation (“FHLMC”). Substantially all of our municipal bonds are general obligation bonds rated A or better by major rating agencies. At June 30, 2010, our total municipal bond holdings were $234.3 million, our largest single municipal bond holding was $3.4 million, our revenue bond holdings were $1.9 million and our non-rated bond holdings were $2.0 million. The revenue bonds in our portfolio are rated AA or better and the non-rated bonds are obligations of Long Island municipalities in our service area. We have no trust preferred securities in our portfolio nor do we have any securities that are deemed to be impaired.

Presence in Our Market

Branch Distribution. Our Bank is one of the largest independent commercial banks on Long Island, where we generally operate in densely populated, affluent areas with a mix of personal and business banking customers. We have not employed a one-size-fits-all strategy with respect to our branch distribution system. We have three different types of branches that target three different segments of the market. We believe that this approach has enabled us to maximize revenue and minimize the initial investment and ongoing costs associated with providing our various products and services.

We generally utilize conventional full service offices in affluent areas on Long Island where there is a traditional mix of personal and business banking customers. We utilize what we refer to as Commercial Banking Units (“CBU”) in markets where there is a high concentration of professional practices and other commercial businesses. These branches, which provide the equivalent of private banking to our business customers, have shorter hours and smaller footprints than our full service branches. As a result of lower personnel and overhead costs, these branches can be profitable providing personalized service to a limited number of business customers. We employ what we refer to as Select Service Banking Centers (“SSBC”) to provide a private banking atmosphere in markets where there is a high concentration of affluent consumers.

Customer Service and Branding. We differentiate ourselves from our competition by providing superior, personalized service. In recent years we have made significant investments in our technology platform in order to provide our employees with the tools necessary to better serve our customers and enable us to cross-sell the various products and services we offer. In addition, we have worked on a branding campaign to become commonly known as the Bank “Where Everyone Knows Your Name®.”

THE OFFERING

Issuer	The First of Long Island Corporation

Common stock offered	1,250,000 shares of common stock, $0.10 par value per share (1)

Over-allotment option	We have granted the underwriter an option to purchase up to 187,500 additional shares of common stock within 30 days of the date of this prospectus supplement in order to cover over-allotments, if any.

Common stock outstanding after the offering	8,504,571 shares of common stock (2)

Offering price	$24.00 per share

Net proceeds	The net proceeds, after underwriting discounts and estimated expenses, to us from the sale of the common stock offered hereby will be approximately $28.0 million. If the underwriter exercises its over-allotment option in full, we estimate that our net proceeds will be approximately $32.2 million.

Use of proceeds	We intend to use the proceeds of the offering for general corporate purposes. See “Use of Proceeds.”

Market and trading symbol for our common stock	Our common stock is listed and traded on the Nasdaq Capital Market under the symbol “FLIC.”

Dividends and distributions	We have historically paid cash dividends on our common stock. Whether we continue to pay cash dividends is at the discretion of our Board of Directors, dependent on the financial performance of our Bank subsidiary and subject to regulatory oversight and supervision. See “Market for Our Common Stock and Our Dividend Policy.”

Risk factors	Investing in our common stock involves risks. You should carefully consider the information contained in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus. In particular, we urge you to consider carefully the factors set forth under “Risk Factors” in this prospectus supplement before investing in our common stock.

1.	The number of shares offered assumes that the underwriter’s over-allotment option is not exercised. If the over-allotment option is exercised in full, we will issue and sell a total of 1,437,500 shares.

2.	The number of shares outstanding after the offering is based on 7,254,571 shares of common stock outstanding as of June 30, 2010, and excludes 187,500 shares issuable pursuant to the exercise of the underwriter’s over-allotment option. It also excludes an aggregate of 566,254 shares reserved for issuance in connection with outstanding awards under our stock-based compensation plans.

SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial information for the Corporation as of and for each of the five years ended December 31, 2009 (most of which has been derived from our audited consolidated financial statements), and as of and for the six months ended June 30, 2010 and 2009. You should read this table together with the consolidated financial information contained in our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2009 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 that have been filed with the SEC and are incorporated by reference in this prospectus supplement. Information as of and for the six-month periods ended June 30, 2010 and 2009 is derived in part from our unaudited interim consolidated financial statements. Such financial statements have been prepared on the same basis as our audited consolidated financial statements and include, in the opinion of management, all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the information for such periods. The results of operations for the six month period ended June 30, 2010 are not necessarily indicative of the results that may be expected for the full 2010 year or any future period.

	6/30/10	6/30/09	12/31/09	12/31/08	12/31/07	12/31/06	12/31/05

BALANCE SHEET DATA:
Total Assets	$1,598,287,000	$1,401,678,000	$1,675,169,000	$1,261,609,000	$1,069,019,000	$954,166,000	$944,156,000
Loans	863,631,000	697,210,000	827,666,000	658,134,000	525,539,000	449,465,000	380,492,000
Allowance for Loan Losses	11,940,000	6,194,000	10,346,000	6,076,000	4,453,000	3,891,000	3,282,000
Investment Securities	659,781,000	615,656,000	767,773,000	548,253,000	466,314,000	454,851,000	518,397,000
Total Deposits	1,273,278,000	1,116,883,000	1,277,550,000	900,337,000	869,038,000	824,797,000	788,011,000
Checking Deposits	372,326,000	323,386,000	333,853,000	324,138,000	318,322,000	321,524,000	307,842,000
Borrowed Funds	185,840,000	167,439,000	273,407,000	251,122,000	92,110,000	28,143,000	60,195,000
Stockholders’ Equity	127,952,000	108,301,000	116,462,000	102,532,000	102,384,000	95,561,000	90,698,000

SUMMARY INCOME STATEMENT
Interest Income	$36,189,000	$31,274,000	$66,274,000	$59,686,000	$53,023,000	$49,000,000	$42,689,000
Interest Expense	8,771,000	8,662,000	18,334,000	16,743,000	16,269,000	12,949,000	7,426,000

Net Interest Income	27,418,000	22,612,000	47,940,000	42,943,000	36,754,000	36,051,000	35,263,000
Provision for Loan Losses	1,598,000	106,000	4,285,000	1,945,000	575,000	670,000	470,000
Net Gains (Losses) On
Sales of Securities	1,719,000	947,000	1,428,000	248,000	(234,000)	(635,000)	(755,000)
Other Noninterest Income	3,162,000	3,151,000	6,338,000	6,033,000	5,816,000	5,933,000	6,573,000
Noninterest Expense	17,932,000	17,207,000	34,840,000	29,689,000	27,384,000	26,667,000	25,269,000

Income Before Income Taxes	12,769,000	9,397,000	16,581,000	17,590,000	14,377,000	14,012,000	15,342,000
Income Tax Expense	3,146,000	2,061,000	3,118,000	4,628,000	2,895,000	2,785,000	3,065,000

Net Income	$9,623,000	$7,336,000	$13,463,000	$12,962,000	$11,482,000	$11,227,000	$12,277,000

PER SHARE DATA:
Basic Earnings	$1.33	$1.02	$1.87	$1.79	$1.52	$1.47	$1.57
Diluted Earnings	$1.31	$1.01	$1.84	$1.78	$1.51	$1.45	$1.55
Cash Dividends Declared	$.40	$.36	$.76	$.66	$.58	$.50	$.44
Stock Splits/Dividends Declared	-	-	-	-	2-for-1	-	-
Book Value	$17.64	$15.04	$16.15	$14.25	$13.73	$12.60	$11.79
Tangible Book Value	$17.61	$15.01	$16.12	$14.22	$13.71	$12.57	$11.76

	6/30/10	6/30/09	12/31/09	12/31/08	12/31/07	12/31/06	12/31/05

LOAN QUALITY INFORMATION:
Past Due & Restructured Loans:
Past Due 30 to 89 Days	$973,000	$651,000	$2,057,000	$1,266,000	$490,000	$1,119,000	$171,000
Past Due 90 Days or More & Still Accruing	-	226,000	-	42,000	95,000	50,000	-
Nonaccrual Loans	1,799,000	440,000	432,000	112,000	257,000	135,000	151,000
Troubled Debt Restructurings	665,000	-	200,000	-	-	-	-

	$3,437,000	$1,317,000	$2,689,000	$1,420,000	$842,000	$1,304,000	$322,000

Foreclosed Real Estate (OREO)	-	-	-	-	-	-	-

Nonperforming Assets:
Amount	$1,799,000	$666,000	$432,000	$154,000	$352,000	$185,000	$151,000
Percentage of Total Loans & OREO	.21%	.10%	.05%	.02%	.07%	.04%	.04%
Allowance for Loan Losses:
Percentage of Total Loans	1.38%	.89%	1.25%	.92%	.85%	.87%	.86%
Multiple of Nonperforming Loans	6.6	9.3	23.9	39.5	12.7	21.0	21.7
Net Chargeoffs (Recoveries):
Amount	$4,000	$(12,000)	$15,000	$322,000	$13,000	$61,000	$(4,000)
Percentage of Average Total Loans	.00%	.00%	.00%	.06%	.00%	.01%	.00%

PERFORMANCE RATIOS:
Return on Average Assets (ROA)	1.19%	1.14%	.95%	1.10%	1.14%	1.15%	1.25%
Return on Average Equity (ROE)	15.90%	13.85%	12.15%	12.87%	11.67%	12.06%	13.58%
Net Interest Margin (tax equivalent)	3.86%	4.01%	3.87%	4.12%	4.23%	4.25%	4.16%
Loan to Deposit Ratio	67.8%	62.4%	64.8%	73.1%	60.5%	54.5%	48.3%
Effective Income Tax Rate	24.6%	21.9%	18.8%	26.3%	20.1%	19.9%	20.0%
Dividend Payout Ratio	30.5%	35.6%	41.3%	37.1%	38.4%	34.5%	28.4%

CAPITAL RATIOS:
Tangible Common Equity to Assets	7.99%	7.73%	6.95%	8.13%	9.58%	10.02%	9.61%
Tier 1 Leverage Capital	7.51%	8.14%	7.19%	8.29%	9.53%	9.69%	9.26%
Tier 1 Risk-Based Capital*	15.82%	16.33%	14.55%	16.80%	19.90%	21.94%	24.28%
Total Risk-Based Capital*	17.08%	17.26%	15.80%	17.79%	20.79%	22.83%	25.16%

NUMBER OF BRANCHES:
Full Service	19	14	15	14	13	12	12
Commercial Banking Unit (CBU)	12	12	12	11	12	12	12
Select Service Banking Center (SSBC)	2	2	2	2	2	2	1

	33	28	29	27	27	26	25

NUMBER OF FULL TIME EQUIVALENT EMPLOYEES	250	222	240	213	215	214	203

*Ratios at June 30, 2010 were estimated using the ratio of risk-weighted assets to total assets at March 31, 2010. Actual ratios at June 30, 2010 may differ from those shown.

RECENT DEVELOPMENTS

We earned $1.31 per share for the first half of 2010, an increase of $.30, or 29.7%, over $1.01 per share earned in the same period last year. Our net income increased by $2,287,000, or 31.2%, from $7,336,000 for the first half of 2009 to $9,623,000 for the same period this year. Our returns on average assets (ROA) and equity (ROE) were 1.19% and 15.90%, respectively, for the first six months of 2010 as compared to 1.14% and 13.85% for the same period last year. Earnings for the second quarter of 2010 were $.68 per share versus $.63 per share for the first quarter. The increase for the quarter is primarily attributable to an increase in gains on sales of securities of $587,000 which contributed $.05 to per share earnings.

Our earnings for the first half of 2010 grew primarily due to growth in loans and tax-exempt securities and, to a much lesser extent, growth in taxable securities. Loan growth occurred as part of our efforts to improve the Bank’s current and future earnings prospects by making loans a larger portion of the overall balance sheet. We were able to increase the size of our tax-exempt securities portfolio at what we believe to be attractive yields and, because of a provision in the American Recovery and Reinvestment Act of 2009, without the usual limitations imposed by the federal alternative minimum tax. The growth in taxable securities was principally in short duration mortgage securities that are full faith and credit obligations of the U.S. government. While not a significant contributor to current earnings, we believe that these securities enhance the Bank’s liquidity position and will protect the Bank’s earnings in the event of an increase in interest rates. Also contributing to earnings growth was a $772,000 increase in gains on sales of available-for-sale securities and the fact that the second quarter of 2009 included an FDIC special assessment of $647,000. We used the proceeds of the sales made in 2010, which amounted to $78.5 million, to repay overnight borrowings. Because the after tax impact of the gains increased the Bank’s total capital and the repayment of borrowings reduced the overall size of the Bank’s balance sheet, the Bank’s Tier 1 leverage capital ratio improved. The repayment of overnight borrowings should also serve to reduce the potential adverse impact of an increase in interest rates.

When comparing average balances for the first half of 2010 to the same period last year, our total loans grew by $177.9 million, or 26.6%, our tax-exempt securities grew by $64.3 million, or 40.4%, and our taxable securities grew by $90.8 million, or 22.9%. We funded growth in these asset categories primarily with an increase in our average total deposits of $312.1 million, or 31.6%. Our growth in average total loans principally occurred in what we consider to be lower risk loan categories, including multifamily commercial mortgages, owner-occupied commercial mortgages, and first lien residential mortgages having terms generally between ten and fifteen years. By contrast, we consider construction and land development loans and unsecured loans to individuals to be high risk and have purposely not grown these categories. With respect to the growth in our average total deposits, significant contributing factors were new branch openings and expansion of existing branches, deposit rate promotions, the development of new commercial lending relationships, hiring of personnel with a loyal customer following, competitively priced deposit products and what we believe to be a high level of customer service.

The positive impact on earnings of the factors previously described was partially offset by a $1.5 million increase in the provision for loan losses. The elevated provision for the first six months of this year is primarily attributable to management’s current assessment of national and local economic conditions. The provision for the first six months of last year was driven down by the reversal of previously established impairment reserves amounting to $300,000. Our allowance for loan losses at June 30, 2010 was $11.9 million, or 1.38% of gross loans, compared to $10.3 million, or 1.25% of gross loans, at year-end 2009. Going forward, we will continue to carefully assess the adequacy of the Bank’s allowance for loan losses in light of a variety of factors, including national and local economic conditions and the specific composition and characteristics of our loan portfolio. Depending on this assessment, and even if there is no significant increase in identified problem loans, we may continue to increase the Bank’s allowance for loan losses relative to gross loans.

At June 30, 2010, our balance sheet included $659.8 million in total investment securities, $863.6 million in total gross loans and $1,273.3 million in total deposits. Our securities portfolio consisted of $420.3 million, or 63.7%, federal agency pass-through mortgage securities and collateralized mortgage obligations, $234.3 million, or 35.5%, state and municipal securities, and $5.2 million, or 0.8%, U.S. government agency securities. Our loan portfolio, before net deferred loan origination costs, consisted of $411.8 million, or 47.8%, commercial real estate mortgages, $286.1 million, or 33.2%, residential real estate mortgages, $108.2 million, or 12.6%, home equity loans and lines of credit, $45.6 million, or 5.3%, commercial and industrial loans, $3.0 million, or 0.3% construction loans, and $6.5 million, or 0.8% consumer and other loans. Our deposits consisted of $372.3 million, or 29.2%, noninterest-bearing checking deposits, $635.4 million, or 49.9%, savings and money market deposits, $176.3 million, or 13.9%, time deposits of $100,000 or more and $89.2 million, or 7.0%, other time deposits.

The credit quality of our loan portfolio remains excellent as evidenced by, among other things, a very low level of delinquent loans. Total delinquent loans amounted to $2.8 million at June 30, 2010, comprised of four obligors with loans past due 30 to 89 days totaling $1.0 million and two obligors with nonaccrual loans totaling $1.8 million. The credit quality of our securities portfolio also remains excellent. All of our mortgage securities are backed by mortgages underwritten on conventional terms, and almost all of these securities and underlying mortgages are full faith and credit obligations of the U.S. government. The remainder of our securities portfolio consists principally of municipal securities rated A or better by major rating agencies.

Our Bank’s Tier 1 leverage capital ratio trended down in 2009 and during the first quarter of 2010 due to significant growth in its balance sheet over the last two calendar years. In the second quarter of this year, the Bank’s Tier 1 leverage capital ratio increased from 6.98% to 7.49% due to a reduction in the overall size of its balance sheet, continued accumulation of earnings and our decision not to repurchase shares of our own common stock. The balance sheet reduction was accomplished by being less aggressive in pricing and promoting deposits and using a significant portion of the cash flows from the Bank’s securities portfolio to repay overnight borrowings rather than to originate loans or purchase securities. We believe that it is prudent to further strengthen the Bank’s Tier 1 leverage capital ratio in light of the unfavorable economic climate and our future growth plans. In this regard, we have registered $60 million of our common stock on a shelf registration statement to enable us to raise capital through the sale of common stock if and when we deem appropriate. In addition to any sale of common stock, we may employ additional tactics to maintain or grow the Bank’s capital position which could include, among others, moderating our growth, deviating from our historical dividend trend or selling capital instruments other than common stock.

During the first half of this year, we opened four full service branches on Long Island in the towns of Sea Cliff, Cold Spring Harbor, East Meadow and Bellmore. In 2011, we plan to open full service branches in Point Lookout and Massapequa, Long Island. Continued branch expansion in targeted markets on Long Island and in New York City remains one of our key long-term strategic initiatives.

RISK FACTORS

An investment in our common stock involves risk. Some of the risks to which our business is exposed are inherent in the banking industry, while others are specific to our products and services, operations, policies and procedures, controls and the geographic area in which we do business. Beyond business risk, our common stock is also exposed to risk from general market conditions, market conditions for companies in the financial services industry and our history of limited trading volume.

Before making a decision to invest in our common stock, you should carefully read and consider the risk factors described below and those risk factors incorporated by reference into this prospectus from our Form 10-K, and any updates from time to time in our future filings with the SEC under the Securities Exchange Act of 1934 (the “Exchange Act”). In addition to the risks and uncertainties that we have identified, there may be additional risks and uncertainties of which we are unaware or that we believe are immaterial. The occurrence of any of the indentified or unidentified risks could materially adversely affect our business, financial condition, results of operations, and the price and liquidity of our common stock and could cause you to lose all or a portion of your investment.

Risks Related To Our Business

Failure to implement our business strategies may adversely affect our financial performance.

We have developed strategies that we intend to implement in our efforts to grow our operations and increase profitability. If we cannot implement our business strategies, we will be hampered in our ability to develop business and serve our customers, which, in turn, could have an adverse effect on our financial performance. Even if our business strategies are implemented successfully, we cannot guarantee that they will have the favorable impact that we anticipate. Because we slowed our loan and deposit growth in 2010 in order to strengthen our Tier 1 leverage capital ratio, we may not be able to successfully resume our strategy of increasing our deposits and loans, which could have a material adverse impact on our financial condition and results of operations. Furthermore, while we believe that our strategies are reasonable and will enable us to achieve our objectives, we have no control over the future occurrence of certain events upon which our strategies are based, particularly general and local economic conditions.

Economic Conditions Risk – Weak economic conditions pose risk to our business and could cause our expenses to increase.

National and local economic conditions deteriorated in 2008 and 2009 and, in our opinion, have remained weak thus far this year. This poses significant risks to our business. Specific risks include: reduced loan demand from quality borrowers; increased loan loss provisions resulting from a deterioration in loan quality caused by, among other things, depressed real estate values and high levels of unemployment; interest rate volatility; price competition for deposits due to liquidity concerns or otherwise; and volatile equity markets. Our expense increases in 2009 that were directly related to the deterioration in economic conditions and related failures in the banking industry include an increase in our provision for loan losses of $2.3 million, an increase in FDIC insurance expense of $1.6 million, and a $1.0 million increase in pension expense. The increase in pension expense was driven by both a decline in the equity markets and a decline in long-term interest rates. Our provision for loan losses and FDIC insurance expense remained at elevated levels for the first six months of this year, and we believe that they will remain at elevated levels for the foreseeable future and could increase further.

Credit Risk – Our loan and securities portfolios expose us to credit risk.

Loans.  The credit risk in our loan portfolio is that our borrowers will be unable to pay obligations when due or be late in making the required scheduled payments set forth in their loan agreements. This risk primarily stems from factors such as borrower size, geographic concentration, industry concentration, real estate values, employment levels, environmental contamination and portfolio growth when economic conditions are unfavorable. With respect to borrower size, our commercial loans, including those secured by mortgages, are primarily made to small and medium-sized businesses which we generally define as businesses with one to fifty million dollars in annual sales volume. These loans sometimes involve a higher degree of risk than loans to larger companies because these businesses may have shorter operating histories and higher debt-to-equity ratios than larger companies and may lack sophistication in internal record keeping and financial and operational controls. We also face credit concentration risk with respect to geography and type of collateral because most of our loans are made to businesses and consumers on Long Island and in New York City and most of these loans are secured by real estate in these areas. As is true on a national basis, general economic conditions on Long Island have deteriorated, commercial and residential real estate values have declined and commercial vacancies have trended up. This could cause some of our borrowers to be unable to make the required contractual payments on their loans and we may be unable to realize the full carrying value of these loans through foreclosure. Our risk with respect to industry concentration results from the fact that loans secured by multifamily properties comprise 22.4% of our total loan portfolio and 46.9% of our commercial mortgage portfolio at June 30, 2010. The ability of the owners of multifamily properties to repay their loans is largely dependent on cash flows from those properties.

Our loan policies contain what we believe to be appropriate and prudent underwriting guidelines that include, among other things, specific loan approval requirements, maximum loan terms, loan to appraised value and debt service coverage limits for mortgage loans, FICO minimums, and environmental study reports. If, despite our efforts to address credit risk, a significant portion of our loan portfolio deteriorates, it could have a material adverse effect on our financial condition and results of operations.

Investment Securities. For our investment securities, there is always the risk that we will be unable to collect all amounts due according to contractual terms or that the securities will be downgraded and lose value. Our Board has adopted an investment policy that, among other things, limits terms and types of holdings, and specifies minimum required credit ratings. Allowable investments include direct obligations of the U.S. government and its agencies, highly rated obligations of states and political subdivisions, and highly rated corporate obligations. At the time of purchase, bonds of states and political subdivisions must generally be rated A or better, notes of states and political subdivisions must generally be rated MIG-2 (or equivalent) or better, commercial paper must be rated A-1 or P-1, and corporate bonds must be rated A or better. With respect to our significant portfolio of municipal bonds, we purchase almost exclusively general obligation as opposed to revenue bonds and limit our exposure to any one municipality. We periodically review issuer credit ratings for all securities in our portfolio other than those issued by the U.S. government or its agencies. Any significant deterioration in the creditworthiness of an issuer will be analyzed and action will be taken if deemed appropriate. If, despite our efforts, any significant portion of our investment securities are downgraded or decrease in value, our financial condition and results of operations could be materially adversely affected.

Allowance for Loan Losses Risk – Our allowance for loan losses may not be adequate to absorb probable incurred losses in our loan portfolio.

We maintain an allowance for loan losses in an amount that we believe will be adequate to absorb probable incurred losses in our loan portfolio. We increased our allowance to $11.9 million at June 30, 2010, from $10.3 million at December 31, 2009 and $6.1 million at December 31, 2008. In arriving at our allowance for loan losses, we perform an impairment analysis on each loan where we believe that it is probable that the borrower will not make all required principal and interest payments according to contractual terms. In addition, we evaluate all other loans in our portfolio on a pooled basis taking into account, among other things, our historical loss experience, national and local economic conditions and trends and their probable impact on the value of collateral securing our loans and the ability of our borrowers to repay their loans, environmental risks, trends in volume and terms of loans, concentrations of credit, changes in lending policies and procedures, and experience, ability, and depth of our lending staff. Because estimating our allowance for loan losses is highly subjective in nature and involves a variety of estimates and assumptions that are inherently uncertain, there is the risk that our estimate may not accurately capture all probable incurred losses in our portfolio. Our allowance at any point in time may need to be adjusted upward based on, among other things, additional information that comes to light after the estimate is made, changes in circumstances, or a recommendation by bank regulators based on their review of our portfolio. Such an adjustment could result in the need for a significant increase in our provision for loan losses and have a material adverse impact on our financial condition and results of operations.

Our use of appraisals in deciding whether to make a loan secured by real property does not ensure the value of the real property collateral.

In considering whether to make a loan secured by real property, we require an appraisal of the property. However, an appraisal is merely an estimate of the value of the property at the time the appraisal is made and may not accurately reflect the amount that may be obtained upon sale or foreclosure of the property. As a result, if a mortgagor defaults and we foreclose on the mortgaged property, the foreclosure and subsequent sale by us may not result in a full recovery of the amount owed to us.

Interest Rate Risk - Changes in interest rates could adversely affect our results of operations and the values of our assets and liabilities.

Our results of operations are subject to risk resulting from interest rate fluctuations in general and having assets and liabilities that have different maturity, repricing, and prepayment/withdrawal characteristics. We define interest rate risk as the risk that our earnings or net portfolio value (present value of expected future cash flows from assets less the present value of expected future cash flows from liabilities) will change when interest rates change. We address interest rate risk through a Board committee-approved interest rate risk policy that sets forth quantitative risk limits and calls for monitoring and controlling interest rate risk through a variety of techniques including the use of interest rate sensitivity models and traditional repricing gap analysis. From time to time, we may hedge our interest rate risk exposure through the use of interest rate caps, floors, or similar instruments. Despite the steps that we take to address our interest rate risk, sudden or unexpected interest rate movements could have a material adverse impact on our financial condition and results of operations.

General market interest rates are currently very low. Because our loans and investment securities tend to reprice more slowly than our interest-bearing liabilities, an immediate increase in interest rates uniformly across the yield curve should initially have a negative effect on net interest income. Over a longer period of time, and assuming that interest rates remain stable after the initial rate increase and we are able to purchase securities and originate loans at yields higher than those maturing and reprice loans at higher yields, the impact of an increase in interest rates should be positive. This occurs primarily because with the passage of time more of our loans and investment securities will reprice at the higher rates and there will be no offsetting increase in interest expense for those loans and investment securities funded by noninterest-bearing checking deposits and capital. If we are unable to purchase investment securities or originate loans at yields higher than those maturing or reprice loans at higher yields, we may not be able to take advantage of an increase in interest rates.

Conversely, a decrease in interest rates uniformly across the yield curve should initially have a positive impact on our net interest income. However, if due to competitive or other conditions, we do not or cannot decrease the rates paid on our deposit accounts as quickly or in the same amount as decreases in market interest rates the magnitude of the positive impact will decline and could even be negative. Furthermore, if interest rates decline, or have declined, and are sustained at the lower levels and, as a result, we purchase securities at lower yields and we originate or reprice loans at lower yields, the impact on net interest income should be negative because a significant portion of our average interest-earning assets are funded by noninterest-bearing checking deposits and capital.

Liquidity Risk - An inadequate liquidity position or our failure to maintain and successfully execute a contingency liquidity plan may result in our inability to fund loan growth, meet deposit outflows or make required contractual payments on our borrowing arrangements.

Liquidity risk is the risk that we will not have sufficient funds to continue to grow our loan portfolio, meet deposit outflows or make required contractual payments on our borrowing arrangements. Our primary internal sources of liquidity are our overnight investments, investment securities designated as available–for–sale (“AFS”), and maturities and monthly payments on our investment securities and loan portfolios. At June 30, 2010, we had approximately $300 million in unencumbered AFS securities. Our liquidity position could be adversely impacted by a reduction in the market value of our AFS securities, a reduction in prepayments on our mortgage loans and mortgage securities caused by an increase in interest rates or our strategy to improve future earnings by making loans a larger portion of the overall balance sheet and securities a smaller portion.

Our primary external sources of liquidity are deposits and borrowings. As previously discussed, total deposits declined slightly during the first six months of this year. Our market area is characterized by extensive branching by other financial institutions. Competition and renewed consumer confidence in the equity markets could impact future deposit growth or cause future deposit outflows. These outflows could be significant and could have a significant adverse impact on our liquidity position.

Our borrowing sources include the Federal Reserve Bank of New York (“FRBNY”), the Federal Home Loan Bank of New York (“FHLBNY”), brokerage firms and other commercial banks. The amount that we can potentially borrow is currently dependent on, among other things, the amount of unencumbered eligible securities and loans that we can use as collateral and required collateral margins. At June 30, 2010, we had unencumbered securities and loans of over $1.0 billion that are eligible collateral for borrowings. However, none of these borrowing sources have a legal obligation to extend credit to us, and there can be no assurance that they will extend credit to us if and when the need arises even if we have sufficient, acceptable collateral. Our inability to borrow from these sources could have a material adverse impact on our liquidity position.

Despite weakness in the Federal Home Loan Bank (“FHLB”) system, the FHLBNY has stated that it expects to be able to continue to pay dividends, redeem excess capital stock, and provide competitively priced advances in the future. However, the weakness in the system could result in higher costs of FHLB borrowings, reduced value of FHLB stock, and increased demand for alternative sources of liquidity that may be more expensive, such as brokered time deposits, the discount window at the FRBNY, or lines of credit with correspondent banks.

We have adopted a Board committee-approved liquidity policy that sets forth quantitative risk limits. We also have a liquidity contingency plan that is designed to enable us to anticipate and respond to unplanned and possibly severe occurrences affecting our liquidity. However, despite our efforts to maintain adequate liquidity and be able to respond to unplanned occurrences that could impact our liquidity, we may experience a liquidity shortfall and that shortfall could be significant.

Expansion of our branch network may adversely affect our financial results.

We have been steadily increasing our branch network. Since 2002, we have opened twelve new branches, four of which were opened in the first six months of this year, and we expect to open two more branches in 2011. We cannot ensure that our branch expansion strategy will be accretive to earnings within a reasonable period of time or at all. Numerous factors contribute to the performance of a new branch including, but not limited to, personnel, location and marketing strategy. Additionally, it takes time for a new branch to gather sufficient deposits to generate income sufficient to cover its operating expenses. Any difficulties we experience in implementing our branch expansion strategy may have a material adverse effect on our financial condition and results of operations.

We may not be able to raise capital if and when needed or on terms acceptable to us to support our growth and comply with regulatory requirements.

We are required by our regulators to maintain levels of capital deemed adequate to support our operations. We may need additional capital to conduct our business in accordance with our strategic initiatives. Our ability to raise additional capital, if needed, will depend upon our financial performance and condition and on conditions in the capital markets, as well as economic conditions in our region and primary service area. Accordingly, we cannot be certain that we will be able to raise additional capital if and when needed or on terms acceptable to us. If we cannot raise additional capital when needed, it could have a material adverse effect on our financial condition, results of operations and prospects.

Regulatory and Legislative Risk - We operate in a highly regulated industry and may be adversely affected by changes in or noncompliance with laws, regulations and supervisory policies.

General. We are subject to regulation, supervision and examination by, among others, the FRBNY, the Office of the Comptroller of the Currency (“OCC”) and the Federal Deposit Insurance Corporation (“FDIC”), which also insures our deposits. Regulation and supervision govern the activities in which a bank and its holding company may engage and are intended for, among other things, the protection of depositors. Regulatory requirements affect virtually all aspects of our business including investment practices, lending practices, deposit offerings and terms, and capital levels. The regulators have extensive discretion in connection with their supervisory and enforcement activities, including imposing restrictions on bank operations, imposing deposit insurance premiums and other assessments, setting required levels for the allowance for loan losses and capital, and imposing restrictions on the ability to pay cash dividends. Changes in laws, regulations and supervisory policies affecting us, or our compliance with these laws and regulations as judged by the regulators, could have a significant negative impact on our operations and financial results.

Financial Reform Legislation. The U.S. Senate and House of Representatives have recently passed legislation that, if it becomes law, would further increase regulation and oversight of the financial services industry and impose restrictions on the ability of firms within the industry to conduct business consistent with historical practices. The legislation addresses, among other things, systemic risk, deposit insurance assessments, consumer financial protection, interchange fees, derivatives, trust preferred securities, lending limits, thrift charters, business checking and reassignment of regulatory authority among agencies. Federal and state regulatory agencies may also propose and adopt changes to their regulations or change the manner in which existing regulations are applied and enforced. Although we cannot predict the substance or impact of pending or future legislation or regulation affecting the financial services industry, enactment of the current proposed legislation may significantly increase costs, impede the efficiency of internal business processes, require us to increase our regulatory capital and modify our business strategy, and limit our ability to pursue business opportunities in an efficient manner.

FDIC Deposit Insurance Fund. Under current law, the FDIC is required to keep the Deposit Insurance Fund (“DIF”) at a level between 1.15% and 1.50% of insured deposits and set an informal target within that range to guide its policy. The current target level is 1.25%. The DIF has been severely depleted by recent bank failures. Based on the most recent available information, the DIF balance was a negative $20.7 billion at March 31, 2010 and would need to be increased by approximately $84 billion to be at the statutory minimum of 1.15% of insured deposits. Under current law, the FDIC must replenish the DIF to the statutory minimum by the first quarter of 2014. In addition, the current administration has suggested that it may be appropriate to consider raising the target level above 1.50% in order to maintain positive DIF balances during future economic downturns. We believe that replenishment of the DIF to the statutory minimum or some higher amount by the first quarter of 2014 could require higher base assessment rates, additional special assessments or both. The implementation of these measures by the FDIC could have a significant adverse impact on our results of operations.

Interest on Corporate Checking Deposits. Corporate checking deposits account for approximately 21% of our total deposits at June 30, 2010. One provision of the pending financial reform legislation is the repeal of the prohibition of the payment of interest on corporate checking deposits. If this provision becomes law, we may need to pay interest on corporate checking deposits in order to remain competitive. If we are unable to offset the interest cost with service charges on these accounts, it could have a material adverse impact on our results of operations.

Income Tax Risk - We may be adversely affected by changes in income tax laws or the expiration of temporary provisions in existing laws.

State Income Taxes. The New York State Department of Taxation and Finance has undertaken a project to reform the State’s corporate income tax system that would, among other things, revamp general corporation tax law under Article 9-A of the New York State tax law and merge into Article 9-A bank tax law under Article 32. The proposed changes would be effective for tax years beginning on or after January 1, 2011. If enacted into law, these changes could have a material adverse impact on our results of operations because they could, among other things, result in a significant reduction or elimination of the tax benefit that we receive from FNY Service Corp. (“FNY”), our investment subsidiary, and The First of Long Island REIT, Inc. (“REIT”), our REIT entity, and otherwise cause our New York State tax burden to increase. We estimate that we will derive a tax benefit from FNY and the REIT in 2010 of approximately $600,000.

Municipal Securities. The provisions of the American Recovery and Reinvestment Act of 2009 enabled us to purchase certain municipal securities issued in 2009 at what we believe to be attractive yields without the usual limitations imposed by the federal alternative minimum tax (“AMT”). The provisions of this Act enable us to make these purchases again in 2010. Unless these provisions are extended, beginning in 2011 our purchase of tax-exempt municipal securities will once again be subject to the limitations of the AMT. This could have an adverse impact on the income we earn on our securities portfolio.

The proposal to account for certain financial instruments at fair value may adversely affect our results of operations.

We currently report AFS securities at fair value, with changes in the fair value recorded in other comprehensive income. A recent proposal by the Financial Accounting Standards Board would require us to record most of our assets and liabilities at fair value with changes in fair value recorded in net income or other comprehensive income. Pursuant to this proposal, we could be required to record losses on assets such as loans where we have no intention to sell the loan and expect the loan to be repaid in full. The implementation of this proposal could result in a decrease in net income, a decrease in other comprehensive income and a negative impact on our stockholders’ equity.

We depend on key individuals, and our continued success depends on our ability to identify and retain individuals with experience and relationships in our markets. The loss of one or more of these key individuals could curtail our growth and adversely affect our prospects.

Our senior management team, which has extensive and long-standing ties within our market areas and substantial experience with our operations, has contributed significantly to our business. If we lose the services of one or more members of our senior management team, our business and development could be materially and adversely affected.

To succeed in our markets, we must identify and retain experienced key management members with local expertise and customer relationships in these markets. Competition for qualified management in our markets could be intense and there may be a limited number of qualified persons available to us with knowledge of and experience in these markets. In addition, the process of identifying and recruiting individuals with the skills and attributes required to carry out our strategies requires both management time and financial resources. Our inability to identify, recruit and retain talented personnel to manage our operations could effectively limit our growth and materially adversely affect our business, financial condition and results of operations. The loss of the services of several key personnel could adversely affect our strategy and prospects to the extent we are unable to replace them and to the extent that customers follow them to our competitors.

Competitive Risk - Strong competition in our marketplace could make customer retention and acquisition challenging and may make it necessary for us to price loans and other services lower and deposits higher.

The banking business is highly competitive, and we experience competition in our markets from many other financial institutions including commercial banks, savings banks, mortgage bankers and brokers, brokerage firms and credit unions. Customer loyalty can be influenced by a competitor’s new products, especially offerings that could provide cost savings or a higher return to the customer. Moreover, competition could increase as a result of legislative, regulatory and technological changes and continued consolidation.

We primarily compete with other financial institutions in our marketplace in originating loans, gathering deposits and providing trust and investment management services. Many of our competitors are well-established, larger financial institutions, such as Citibank, Bank of America, JPMorgan Chase, Capital One and

TD Bank. These institutions may offer some services that we do not provide. In order to continue to successfully compete with other financial institutions in our marketplace, we may have to accept lower yields on loans, charge lower fees for services, pay higher rates on deposits, pay higher wages for employees and pay higher rents for the spaces we occupy. Any of these measures could result in reduced profitability.

Operational and Technology Risk – Our internal controls may be ineffective or overridden, our information systems may experience failure, interruption or breach in security, and we may fail to keep pace with technological change.

Operational Risk. We rely on our system of internal controls to ensure that transactions are captured, recorded, processed and reported properly; confidential customer information is safeguarded; and fraud by employees and persons outside our Bank is detected and prevented. Our internal controls may prove to be ineffective or our employees may fail to comply with or override our controls, either of which could result in significant financial loss to us, adverse action by bank regulatory authorities or the SEC, and damage to our reputation.

Technology Risk. Communications and information systems are essential to the conduct of our business, as we use these systems to manage customer relationships, deposits, loans, general ledger accounts and financial reporting. While we have established policies and procedures to prevent or limit the impact of systems failures, interruptions, and security breaches, there can be no assurance that these events will not occur or that they will be adequately addressed if they do. In addition, any compromise of our information security systems could deter customers from using our web site and our online banking service, both of which involve the transmission of confidential information. Although we rely on commonly used security and processing systems to provide the security and authentication necessary to ensure the secure transmission and processing of data, these precautions may not protect our systems from all compromises or breaches of security.

In addition, we outsource a significant portion of our data processing to third-party providers. If these third-party providers encounter difficulties, or if we have difficulty in communicating with them, our ability to adequately process and account for customer transactions could be affected, and our business operations could be adversely affected. Threats to information security also exist in the processing of customer information through various other vendors and their personnel.

The occurrence of any systems failure, interruption, or breach of security could damage our reputation and result in a loss of customers and business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability. Any of these events could have a material adverse effect on our financial condition and results of operations.

The delivery of financial products and services has become increasingly technology-driven. Our ability to meet the needs of our customers competitively, and in a cost-efficient manner, is dependent on our ability to keep pace with technological advances and to invest in new technology as it becomes available. These investments may be significant for a company our size. Keeping pace with technological change is important, and failure to do so could have a material adverse effect on our business, financial condition and results of operations.

Risks Related To Our Common Stock

General market conditions could cause the price and trading volume of our common stock to fluctuate significantly.

Recently the stock market has experienced a high level of price and volume volatility, and market prices for the stock of many companies, including those in the financial services sector, have experienced wide price fluctuations that have not necessarily been related to operating performance. Our current stock price may not be indicative of our future stock price and our stock price may fluctuate significantly in the future as a result of a variety of factors, some of which are unrelated to our performance and beyond our control. These factors include, in addition to those described in “Special Note Regarding Forward Looking Statements” in this prospectus supplement:

•	Actual or anticipated fluctuations in our operating results and financial condition;

•	Changes in financial estimates, publication of research reports and recommendations by financial analysts, or actions taken by rating agencies with respect to us or other financial institutions;

•	Speculation in the press or investment community generally or relating to our reputation or the financial services industry;

•	Strategic actions, such as acquisitions, restructurings, dispositions or financings, by us or our competitors;

•	Fluctuations in the stock price and operating results of our competitors;

•	Future sales of our equity or equity-related securities;

•	Proposed or adopted regulatory changes or developments;

•	Our inclusion or exclusion from market indices;

•	Anticipated or pending investigations, proceedings, or litigation that involve or affect us;

•	Domestic and international economic factors unrelated to our performance; and

•	General market conditions and, in particular, developments related to market conditions for the financial services industry.

Our ability to pay dividends depends upon the results of operations of our bank subsidiary and the absence of regulatory or supervisory restrictions.

We are a holding company that conducts all of our business through our Bank and its subsidiaries. As a result, our ability to make dividend payments on our common stock depends on the receipt of dividends from the Bank. The Bank’s ability to pay dividends to us depends on its results of operations and financial condition. In addition, there are various regulatory and supervisory provisions, which may change from time to time, that could restrict the ability of the Bank to pay dividends or make other payments to us.

In addition, our right to participate in any distribution of the assets of the Bank or its subsidiaries upon liquidation or otherwise, and the ability of our stockholders to benefit indirectly from that distribution, will be subject to the prior claims of creditors and, if applicable, depositors of the Bank and its subsidiaries, except to the extent that any of our claims as a creditor or depositor of the Bank or its subsidiaries may be recognized. As a result, our common stock effectively will be subordinated to all existing and future liabilities and obligations of the Bank and its subsidiaries.

Dividends on our common stock are not guaranteed.

Holders of our common stock are only entitled to receive such dividends as our Board of Directors may declare out of funds legally available for such payments. We are incorporated in New York and governed by the New York Business Corporation Law. New York law prohibits a corporation from paying dividends if it is insolvent, or would be made insolvent by the payment of dividends, or if the declaration, payment or distribution would be contrary to any restrictions in that corporation’s certificate of incorporation. Dividends may be declared or paid either out of surplus or net profits. During times of financial or market stress we may be required or may deem it prudent to reduce or eliminate dividends on our common stock in order to build or conserve capital. In addition, there may be legislative or regulatory developments resulting in enhanced supervisory standards that could affect our dividend policies in the future. Furthermore, holders of our common stock may be subject to the prior dividend rights of holders of preferred stock, if any, then outstanding. Although we have historically declared cash dividends on our common stock, we are not required to do so and may reduce or eliminate cash dividends in the future.

Sale of additional common stock or other securities could have a dilutive effect on outstanding common stock.

We may determine from time to time that we need to raise additional capital by issuing shares of common stock or other securities. We are not restricted from issuing additional shares of common stock, including securities that are convertible into, exchangeable for, or that represent the right to receive common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future offerings, or the prices at which these offerings may be effected. In connection with this offering, our executive officers and directors have agreed with the Underwriter not to sell any shares of our common stock for 90 days after the date of the underwriting agreement. This offering as well as any future offerings may not improve the liquidity of our common shares and could depress the market price or dilute the book value or earnings attributable to our shares. Investors in future offerings also may have rights, preferences and privileges that are senior to, and that adversely affect, our common shareholders. Also, if we raise additional capital by making additional offerings of debt or preferred equity securities, upon liquidation, holders of our debt securities and shares of preferred stock, and lenders with respect to other borrowings, will receive distributions of our available assets prior to the holders of our common stock. Holders of our common stock are not entitled to preemptive rights or other protections against dilution.

Our common stock is equity and is subordinate to our existing and future indebtedness and preferred stock and effectively subordinated to all the claims by creditors, depositors and non-common equity holders against our subsidiaries.

Shares of our common stock are equity interests in us and do not constitute indebtedness. As such, shares of common stock will rank junior to all of our indebtedness and to other non-equity claims against us and our assets available to satisfy claims against us, including in liquidation. Additionally, holders of our common stock are subject to the prior dividend and liquidation rights of holders of any preferred stock that we may issue in the future. Under our certificate of incorporation, our Board of Directors has the right to allot shares of common stock, and pursuant to the laws of the State of New York, the Board has the power to fix or alter, from time to time, in respect to shares then unallotted, any or all of the following: the dividend rate, the redemption price, the liquidation price, the conversion rights and the sinking or purchase fund rights of shares of any class, or of any series of any class, or the number of shares constituting any series of any class. Furthermore, our right to participate in a distribution of assets upon liquidation or reorganization of the Bank or any of its subsidiaries is subject to the prior claims of creditors and, if applicable, depositors of the Bank or its subsidiaries, including holders of any preferred stock.

We have traditionally experienced low trading volume.

Our common stock, which is traded on the Nasdaq Capital Market, is thinly traded and therefore has less liquidity than many other publicly traded companies. The average daily trading volume of our shares over the six month period ended June 30, 2010 was 16,635 shares. Thinly traded stocks can be more volatile than ones that are more actively traded and may be difficult to sell in a reasonable period of time at what an investor believes to be an attractive price.

Failure to be included in the Russell 3000 and 2000 Indices in the future may affect our price and liquidity.

Our common stock is included in the Russell 3000 and Russell 2000 Indices which are reconstituted each year. For the June 2010 reconstitution, the average market capitalization of companies in the Russell 2000 Index was $987 million, the median market capitalization was $448 million, the capitalization of the largest company in the index was $2.3 billion, and the capitalization of the smallest company in the index was $112 million. Our market capitalization on June 30, 2010, based on the closing market price on that date, was $186.5 million. We believe that inclusion in the Russell indices positively affects the price, trading volume and liquidity of our common stock. If our market capitalization falls below the minimum necessary to be included in the indices at any future reconstitution date, the opposite could occur.

Anti-takeover provisions could negatively affect our stockholders.

Our shareholder protection rights plan, our certificate of incorporation and by-laws, and provisions of New York law could make it more difficult for a third party to acquire control of us or have the effect of discouraging a third party from attempting to acquire control of us. For example, we have adopted a shareholder protection rights plan that discourages persons from acquiring 20% or more of our common stock without approval of our Board of Directors. We also have a classified Board of Directors that makes it difficult for a potential acquiror to change the Board of Directors in one meeting. We have adopted provisions in our certificate of incorporation and bylaws that require a supermajority vote of 70% to change our classified board and to approve certain business combinations. New York corporate law generally prohibits us from engaging in a “business combination” with an “interested shareholder” for a period of five years following the date the shareholder becomes an interested shareholder, unless our board approves the shareholder’s acquisition of 20% or more of our common stock or our shareholders other than the interested shareholder approve the business combination at a special meeting. In general, an “interested shareholder” is any shareholder that crosses the 20% ownership threshold. A “business combination” is any merger, consolidation, or sale of all or substantially all of our assets or similar transactions. These provisions could discourage a party from making a takeover proposal, make it more difficult for a third party to acquire us even if an acquisition might be in the best interest of our stockholders, and could prevent stockholders from receiving a premium price for their shares in the event of a takeover proposal. The ability of a third party to acquire us is also limited under applicable banking regulations. The Bank Holding Company Act of 1956 requires any “bank holding company” (as defined in that Act) to obtain the approval of the Board of Governors of the Federal Reserve System (“Federal Reserve Board”) prior to acquiring more than 5% of our outstanding common stock. Any person other than a bank holding company is required to obtain prior approval of the Federal Reserve Board to acquire 10% or more of our outstanding common stock under the Change in Bank Control Act of 1978. Any holder of 25% or more of our outstanding common stock, other than an individual, is subject to regulation as a bank holding company under the Bank Holding Company Act.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of our common stock in this offering, after underwriting discounts and estimated expenses, will be approximately $28.0 million. If the underwriter exercises its over-allotment option in full, we estimate that our net proceeds, after underwriting discounts and expenses, will be approximately $32.2 million. In each case, this assumes the deduction of estimated offering expenses of $350,000 and the underwriting discount.

We intend to use all of the proceeds of the offering for general corporate purposes. Our general corporate purposes could include contributing capital to our Bank to maintain or increase regulatory capital levels or support growth in its lending and deposit-gathering activities; financing expansion of our branch system; and possibly acquiring other financial institutions, or branches thereof, or businesses engaged in activities that we believe could complement our banking business and provide additional sources of noninterest income. We have no specific acquisition targets at the current time.

CAPITALIZATION

The following table shows our capitalization as of June 30, 2010 on an actual basis and on a pro forma basis to give effect to the receipt of the net proceeds from this offering. The pro forma capitalization assumes no exercise of the underwriter’s over-allotment option, that 1,250,000 shares of common stock are sold by us at an offering price of $24.00 per share and that the net proceeds from the offering, after deducting the estimated offering expenses payable by us, are approximately $28.0 million.

	June 30, 2010
	Actual	Pro Forma

Stockholders’ Equity
Common Stock, par value $.10 per share:
Authorized, 20,000,000 shares;
Issued and outstanding, 7,254,571 and 8,504,571 shares	$726,000	$851,000
Surplus	2,778,000	30,653,000
Retained Earnings	116,772,000	116,772,000

	120,276,000	148,276,000
Accumulated other comprehensive income	7,676,000	7,676,000

Total Stockholders’ Equity	$127,952,000	$155,952,000

Tier 1 Leverage Capital Ratio	7.51%	9.11%
Tier 1 Risk-Based Capital Ratio*	15.82%	19.15%
Total Risk-Based Capital Ratio*	17.08%	20.41%
Book Value Per Share	$17.64	$18.34
Tangible Book Value Per Share	$17.61	$18.31

*Ratios at June 30, 2010 were estimated using the ratio of risk-weighted assets to total assets at March 31, 2010. Actual ratios at June 30, 2010 may differ from those shown.

MARKET FOR OUR COMMON STOCK AND OUR DIVIDEND POLICY

Our common stock is listed on the Nasdaq Capital Market under the symbol “FLIC.” As of June 30, 2010, we had 7,254,571 shares of common stock outstanding, held by 570 stockholders of record. The stockholders of record include banks and brokers who act as nominees, each of whom may represent more than one stockholder. For the six month period ended June 30, 2010, our average daily trading volume was 16,635 shares.

The following table sets forth, for the periods indicated, the high and low sales prices per share for our common stock as reported on the Nasdaq Capital Market and the cash dividends paid per common share.

			Cash
Quarter Ended:	High	Low	Dividend

September 30, 2010 (through July 14, 2010)	$25.97	$24.45	*
June 30, 2010	$28.08	$23.62	$.20
March 31, 2010	$25.97	$22.46	$.20

December 31, 2009	$28.50	$22.75	$.20
September 30, 2009	$30.00	$22.25	$.20
June 30, 2009	$26.25	$19.75	$.18
March 31, 2009	$23.75	$19.34	$.18

December 31, 2008	$24.45	$20.00	$.18
September 30, 2008	$24.50	$18.55	$.18
June 30, 2008	$21.00	$18.53	$.15
March 31, 2008	$19.49	$18.25	$.15

*Not yet determined

The amount and type (cash or stock) of future dividends, if any, will be determined by our Board and will depend on our earnings and financial condition, the ability of the Bank to pay dividends to us and other factors that our Board considers to be relevant.

The Bank generally pays cash dividends to us to provide funds for: (i) cash dividends we pay to shareholders; (ii) stock repurchases, if any; and (iii) other expenses. The Bank’s ability to pay cash dividends to us will depend primarily upon its earnings, financial condition, and need for funds, as well as applicable regulatory and supervisory policies and legal requirements. Even if the Bank has earnings in an amount sufficient to fund our desired cash dividend payments to shareholders, the Bank’s Board of Directors may be unable to pay dividends to us due to regulatory restrictions or may decide to retain earnings for the purpose of building capital, funding growth or both.

There are various legal limitations with respect to the Bank’s ability to pay dividends to the Corporation and the Corporation’s ability to pay dividends to its shareholders. Under the New York Business Corporation Law, the Corporation may pay dividends on our outstanding shares except when the Corporation is insolvent or would be made insolvent by the dividend. Under Federal banking law, the prior approval of the Federal Reserve and the OCC may be required in certain circumstances prior to the payment of dividends by the Corporation or the Bank. The OCC has the authority to prohibit a national bank from paying dividends if the payment is deemed to be an unsafe or unsound practice, and the Federal Reserve Board has the same authority over bank holding companies.

The Federal Reserve Board has established guidelines with respect to the maintenance of appropriate levels of capital by registered bank holding companies. Compliance with these standards, as presently in effect, or as they may be amended from time to time, could possibly limit the amount of dividends that we may pay in the future. The Federal Reserve’s guidelines generally require us to review the effects of the payment of cash dividends on common stock and other Tier 1 capital instruments (i.e., perpetual preferred stock and trust preferred debt if any) on our financial condition. The guidelines also require that we review our net income for the current and past four quarters, and the level of dividends on common stock and other Tier 1 capital instruments for those periods, as well as our projected rate of earnings retention. As a depository institution whose deposits are insured by the FDIC, the Bank may not pay dividends or distribute any of its capital assets while it remains in default on any assessment due the FDIC. The Bank is not and has never been in default under any of its obligations to the FDIC.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus supplement and the accompanying base prospectus through Keefe, Bruyette & Woods, Inc., who is acting as sole managing underwriter with respect to the offering. We have entered into an underwriting agreement with Keefe, Bruyette & Woods, dated July 14, 2010 (the “Underwriting Agreement”). Subject to the terms and conditions of the Underwriting Agreement, Keefe, Bruyette & Woods has agreed to purchase 1,250,000 shares of our common stock.

Our common stock is offered subject to a number of conditions, including receipt and acceptance of the common stock by Keefe, Bruyette & Woods.

In connection with this offering, Keefe, Bruyette & Woods or other securities dealers may distribute offering documents to investors electronically.

Commissions and discounts

Shares of common stock sold by Keefe, Bruyette & Woods to the public will be offered initially at the public offering price set forth on the cover of this prospectus supplement. Any shares of common stock sold by Keefe, Bruyette & Woods to securities dealers may be sold at a discount of up to $0.792 per share from the public offering price. Any of these securities dealers may resell any shares of common stock purchased from Keefe, Bruyette & Woods to other brokers or dealers at a discount of up to $0.10 per share from the public offering price. If all of the shares of the common stock are not sold at the public offering price, Keefe, Bruyette & Woods may change the offering price and the other selling terms. Sales of shares of common stock made outside of the United States may be made by affiliates of Keefe, Bruyette & Woods.

The following table shows the per share and total underwriting discounts we will pay to Keefe, Bruyette & Woods, assuming both no exercise and full exercise of the over-allotment option to purchase an additional 187,500 shares of common stock:

	No Exercise	Full Exercise

Per Share	$1.32	$1.32

Total	$1,650,000	$1,897,500

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts, but including our reimbursement of certain expenses of Keefe, Bruyette & Woods, will be approximately $350,000.

Over-allotment option

We have granted Keefe, Bruyette & Woods an option to buy up to 187,500 additional shares of our common stock, at the public offering price less underwriting discounts. Keefe, Bruyette & Woods may exercise this option, in whole or from time to time in part, solely for the purpose of covering over-allotments, if any, made in connection with this offering. Keefe, Bruyette & Woods has 30 days from the date of this prospectus supplement to exercise this option.

No sales of similar securities

We and our executive officers and directors have entered into lock-up agreements with Keefe, Bruyette & Woods. Under these agreements, we and each of these persons may not, without the prior written approval of Keefe, Bruyette & Woods, subject to limited exceptions, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, whether now owned or hereafter acquired or with respect to which such person has or hereafter acquires the power of disposition, or file any registration statement under the Securities Act, as amended, with respect to any of the foregoing or (ii) enter into any swap, hedge or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic impact of ownership of the shares of our common stock, whether any such swap, hedge or transaction is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise. These restrictions will be in effect for a period of 90 days after the date of the Underwriting Agreement. At any time and without public notice, Keefe, Bruyette & Woods may, in its sole discretion, release all or some of the securities from these lock-up agreements.

The 90-day restricted period described herein is subject to extension under limited circumstances. In the event that either (1) during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the 90-day restricted period and ends on the last day of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period, then the restricted period will continue to apply until the expiration of the date that is 15 calendar days plus 3 business days after the date on which the earnings release is issued or the material news or material event relating to us occurs.

Indemnification and contribution

We have agreed to indemnify Keefe, Bruyette & Woods and its affiliates, selling agents and controlling persons against certain liabilities. If we are unable to provide this indemnification, we will contribute to the payments Keefe, Bruyette & Woods and its affiliates, selling agents and controlling persons may be required to make in respect of those liabilities.

Nasdaq listing

Our common stock is listed on the Nasdaq Capital Market under the symbol “FLIC.”

Price stabilization and short positions

In connection with this offering, Keefe, Bruyette & Woods may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by Keefe, Bruyette & Woods of a greater number of shares of common stock than it is required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than Keefe, Bruyette & Woods’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

Keefe, Bruyette & Woods may close out any covered short position either by exercising its over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination Keefe, Bruyette & Woods will consider, among other things, the price of shares available for purchase in the open market compared to the price at which it may purchase shares through the over-allotment option. Keefe, Bruyette & Woods must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if Keefe, Bruyette & Woods is concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by Keefe, Bruyette & Woods at any time without notice. Keefe, Bruyette & Woods may carry out these transactions on the Nasdaq Capital Market, in the over-the-counter market or otherwise.

Passive market making

In connection with this offering, Keefe, Bruyette & Woods and selling group members may engage in passive market making transactions in our common stock on the Nasdaq Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of the distribution of this offering. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. Keefe, Bruyette & Woods and other securities dealers are not required to engage in passive market making and may end passive market making activities at any time.

Affiliations

Keefe, Bruyette & Woods and its affiliates may from time to time in the future perform services for us and engage in other transactions with us.

Selling restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), Keefe, Bruyette & Woods has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares of common stock offered hereby which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors, as defined in the Prospectus Directive) subject to obtaining the prior consent of Keefe, Bruyette & Woods, Inc. for any such offer; or

(d) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression “an offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus

Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Keefe, Bruyette & Woods has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) received by it in connection with the issue or sale of the shares of common stock offered hereby in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of common stock offered hereby in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the shares of common stock offered hereby and selected other legal matters in connection with the offering will be passed upon for us by the law firm of Lindquist & Vennum P.L.L.P., Minneapolis, Minnesota. Luse Gorman Pomerenk & Schick, P.C., Washington, D.C., will pass upon certain legal matters for the underwriter.

EXPERTS

The consolidated balance sheets of The First of Long Island Corporation and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009, included in our 2009 Annual Report on Form 10-K for the year ended December 31, 2009, and incorporated by reference herein, have been incorporated by reference herein in reliance upon the report of Crowe Horwath LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements, and other documents with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You should call 1–800–SEC–0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC’s Internet site at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus supplement. This prospectus supplement is part of the registration statement and does not contain all the information in the registration statement. You can obtain a copy of the registration statement from the SEC at its offices at 100 F Street N.E., Washington, DC 20549 or from the SEC’s Internet site.

You can obtain any of the documents incorporated by reference in this document from the SEC through its Internet site or directly from us. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at:

Treasurer
The First of Long Island Corporation
10 Glen Head Road
Glen Head, New York 11545
516-671-4900

In addition, we maintain a corporate website, www.fnbli.com. We make available, through our website, our annual reports on Form 10–K, quarterly reports on Form 10–Q, current reports on Form 8–K, proxy statements and any amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. This reference to our website is for the convenience of investors as required by the SEC. No information on our website is incorporated by reference into this prospectus supplement or the accompanying prospectus. We have not authorized anyone to give any information or make any representation about us that is different from, or in addition to, those contained in this prospectus supplement or in any of the materials that we have incorporated into this prospectus supplement. If anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus supplement. This means that we can disclose important information to you by referring you to another document that we file separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus supplement, except for any information that is superseded by information that is included directly in this prospectus supplement, or in a more recent incorporated document.

This prospectus supplement incorporates by reference the documents (or portions of documents) listed below that we have previously filed with the SEC. All these documents were filed under SEC File No. 001-32694.

SEC Filings	Period or Filing Date (as Applicable)

Annual Report on Form 10-K, including information incorporated by reference into the Form 10-K from our Annual Report to Stockholders, filed with the SEC on March 16, 2010	Year ended December 31, 2009

Quarterly Report on Form 10-Q, filed with the SEC on May 10, 2010	Quarter ended March 31, 2010

Current Reports on Form 8-K or Form 8-K/A (other than those reports or portions of reports furnished under Item 2.02 or 7.01 of Form 8-K)	July 14, 2010, July 12, 2010, June 21, 2010, May 19, 2010, April 22, 2010

Portions of our proxy statement for the annual meeting of stockholders held on April 20, 2010 that have been incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2009	March 16, 2010

In addition, we also incorporate by reference all future documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the effective date of our initial registration statement relating to the securities covered by this prospectus until the completion of the distribution of these securities. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K (other than current reports or portions thereof furnished under Items 2.02 or 7.01 of Form 8-K), as well as proxy statements. The information incorporated by reference contains information about us and our financial condition and is an important part of this prospectus supplement and accompanying prospectus.

We have not authorized anyone to give any information or make any representation about us that is different from, or in addition to, that contained in this document or in any of the materials that we have incorporated into this document. If anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

PROSPECTUS

COMMON STOCK

We may offer and sell from time to time shares of our common stock up to a total dollar amount of $60 million. This prospectus provides you with a general description of the common stock and how we may sell it. Each time we offer common stock pursuant to this prospectus, we will provide you with a prospectus supplement, and, if necessary, a pricing supplement, that will describe the specific amounts and price per share of the common stock being offered. These supplements may also add, update or change information contained in this prospectus. To understand the terms of the common stock offered, you should carefully read this prospectus with the applicable supplements, which together provide the specific terms of the securities we are offering.

Our common stock is traded on the Nasdaq Capital Market under the Symbol “FLIC.”

This prospectus may be used to offer and sell common stock only if accompanied by the prospectus supplement and any applicable pricing supplement for this common stock.

You should read this prospectus and any supplements carefully before you invest.

Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors,” on page 5 of this prospectus, in any prospectus supplement and in the documents we file with the SEC that are incorporated in this prospectus by reference for certain risks and uncertainties you should consider.

These securities are not deposits or obligations of a bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 2, 2010

TABLE OF CONTENTS	2
ABOUT THIS PROSPECTUS	3
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	3
THE FIRST OF LONG ISLAND CORPORATION	4
SUMMARY	4
RISK FACTORS	5
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS	6
THE OFFERING	7
USE OF PROCEEDS	7
REGULATION AND SUPERVISION	7
DESCRIPTION OF OUR COMMON STOCK	8
PLAN OF DISTRIBUTION	11
LEGAL MATTERS	12
EXPERTS	12
WHERE YOU CAN FIND MORE INFORMATION	13

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) utilizing a “shelf” registration process. Under the shelf registration process, we may from time to time offer and sell the common stock described in this prospectus in one or more offerings, up to a total dollar amount of $60 million. This prospectus, including the information incorporated by reference, provides you with a general description of our business and our common stock. Each time we offer common stock under this registration statement, we will provide a prospectus supplement and, if necessary, a pricing supplement, that will contain specific information about the terms of the offer. The prospectus supplement and any pricing supplement may also add, update or change information contained in this prospectus. You should read this prospectus, the prospectus supplement and any pricing supplement together with the additional information described under the heading “Where You Can Find More Information.”

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “the Corporation,” “we,” “us,” “our” or similar references mean The First of Long Island Corporation and its direct and indirect subsidiaries while references to the “Bank” mean The First National Bank of Long Island, our wholly-owned subsidiary through which we conduct all of our business, and its subsidiaries.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document that we file separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus, except for any information that is superseded by information that is included directly in this prospectus, in a prospectus supplement, or in a more recent incorporated document.

This prospectus incorporates by reference the documents (or portions of documents) listed below that we have previously filed with the SEC. All these documents were filed under SEC File No. 001-32694.

SEC Filings	Period or Filing Date (as Applicable)

Annual Report on Form 10-K, including information incorporated by reference into the Form 10-K from our Annual Report to Stockholders, filed with the SEC on March 16, 2010.	Year ended December 31, 2009

Quarterly Report on Form 10-Q, filed with the SEC on May 10, 2010	Quarter ended March 31, 2010

Current Reports on Form 8-K (other than those reports or portions of reports furnished under Item 2.02 or 7.01 of Form 8-K)	June 21, 2010, May 19, 2010, April 22, 2010

Portions of our proxy statement for the annual meeting of stockholders held on April 20, 2010 that have been incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2009	March 16, 2010

In addition, we also incorporate by reference all future documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) after the effective date of our initial registration statement relating to the securities covered by this prospectus until the completion of the distribution of these securities. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K (other than current reports or portions thereof furnished under Items 2.02 or 7.01 of Form 8-K), as well as proxy statements. The information incorporated by reference contains information about us and our financial condition and is an important part of this prospectus and any accompanying prospectus supplement.

We have not authorized anyone to give any information or make any representation about us that is different from, or in addition to, that contained in this document or in any of the materials that we have incorporated into this document. If anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

THE FIRST OF LONG ISLAND CORPORATION

We are a one–bank holding company that was incorporated on February 7, 1984 for the purpose of providing financial services through our wholly–owned subsidiary, The First National Bank of Long Island. At March 31, 2010, we had total assets of $1.65 billion, deposits of $1.30 billion and stockholders’ equity of $121.5 million.

The Bank was organized in 1927 as a national banking association under the laws of the United States of America and was known as The First National Bank of Glen Head until June 30, 1978. The Bank has an Investment Management Division that provides investment management, pension trust, personal trust, estate, and custody services. The Bank has a wholly–owned subsidiary FNY Service Corp. (“FNY Service”) that holds investment securities. The Bank and FNY Service jointly own another subsidiary, The First of Long Island REIT, Inc. (the “REIT”), a real estate investment trust.

Our address is The First of Long Island Corporation, 10 Glen Head Road, Glen Head, New York 11545 and our telephone number is (516) 671-4900.

SUMMARY

This summary highlights information contained elsewhere in this prospectus or in the documents incorporated into this prospectus by reference. Because this is a summary, it may not contain all of the information that is important to you. Therefore, you should also read the more detailed information set forth in this prospectus or applicable prospectus supplement, our consolidated financial statements, and the other information that is incorporated by reference in this prospectus, before making a decision to invest in our common stock.

General

We serve the financial needs of privately owned businesses, professionals, consumers, public bodies, and other organizations primarily in Nassau and Suffolk Counties, Long Island and Manhattan.

Our principal business consists of attracting business and consumer checking deposits, money market deposits, time deposits and savings deposits and investing those funds in commercial and residential mortgage loans, commercial loans, home equity loans and lines of credit, and investment securities. Our loan portfolio is primarily comprised of loans to borrowers in Nassau and Suffolk Counties and New York City, and our real estate loans are principally secured by properties located in these geographic areas. Our investment securities portfolio is primarily comprised of pass–through mortgage–backed securities and collateralized mortgage obligations issued by U.S. government agencies and municipal securities.

We provide a more detailed description of our lending, investing and deposit-gathering activities in our Form 10-K.

Services

In addition to loan and deposit products, we offer other services to our customers, including the following:

•	Account Reconciliation Services	•	Night Depository Services
•	ATM Banking	•	Payroll Services
•	Bank by Mail	•	Personal Money Orders
•	Bill Payment Using PC or Telephone Banking	•	Remote Deposit
•	Cash Management Services	•	Safe Deposit Boxes
•	Collection Services	•	Securities Transactions
•	Controlled Disbursement Accounts	•	Signature Guarantee Services
•	Counter Checks	•	Telephone Banking
•	Drive–Through Banking	•	Travelers Checks
•	Internet PC Banking	•	Trust and Investment Management Services
•	Lock Box Services	•	U.S. Savings Bonds
•	Merchant Credit Card Depository Services	•	Wire Transfers and Foreign Cables
•	Mutual Funds, Annuities, Life Insurance and Securities	•	Withholding Tax Depository Services

Locations

Our main office is located in Glen Head, Long Island. Most of our other branches are located in Nassau and Suffolk counties, Long Island. In addition, we have three branches in Manhattan. The following listing describes our branch system by type and location:

•	Nineteen full service offices on Long Island (Babylon, Bayville, Bellmore, Cold Spring Harbor, East Meadow, Garden City, Glen Head, Greenvale, Huntington, Locust Valley, Merrick, Northport, Northport Village, Old Brookville, Rockville Centre, Roslyn Heights, Sea Cliff, Valley Stream, Woodbury)

•	Twelve commercial banking offices, with nine on Long Island and three in Manhattan (Bohemia, Deer Park, two in Farmingdale, Great Neck, Hauppauge, Hicksville, three in Manhattan, New Hyde Park, Port Jefferson Station)

•	Two Select Service Banking Centers on Long Island (Lake Success and Smithtown) that serve the needs of affluent consumers as well as businesses

Our newest office is a full service office in Bellmore, Long Island that opened June 2010. We continue to evaluate potential new branch sites both on Long Island and in New York City, and we currently expect to open full service offices in Point Lookout and Massapequa, Long Island in 2011.

RISK FACTORS

Before making an investment decision, you should carefully consider, in light of your particular investment objectives and financial circumstances, the risks described under “Risk Factors” in the applicable prospectus supplement and in our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, together with all of the other information appearing in this prospectus or incorporated by reference into this prospectus, the prospectus supplement or any applicable pricing supplement. In addition to those risk factors, there may be additional risks and uncertainties of which we are unaware or that we deem immaterial. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

SPECIAL NOTE REGARDING FORWARD–LOOKING STATEMENTS

We make forward-looking statements in this prospectus and the documents incorporated into it by reference. These forward-looking statements include: statements of goals, intentions, and expectations; estimates of risks and of future costs and benefits; assessments of probable loan losses; assessments of market risk; and statements of the ability to achieve financial and other goals. Forward-looking statements are typically identified by words such as “believe,” “expect,” “could,” “should,” “would,” “may,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

Forward-looking statements are subject to numerous assumptions, risks, and uncertainties that may change over time. Forward-looking statements speak only as of the date they are made. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that we anticipated in our forward-looking statements and our future results could differ, possibly materially, from historical performance.

Our forward-looking statements are subject to the following principal risks and uncertainties:

•	changes in economic conditions, including an economic recession that could affect the value of real estate collateral securing our mortgage loans and the ability of borrowers to repay their loans;

•	the timing and amount of revenues that we may recognize;

•	increased competition among depository and other financial institutions;

•	inflation and changes in the interest rate environment (including changes in the shape of the yield curve) that reduce our margins or fair value of our financial instruments;

•	our ability to enter new markets successfully and capitalize on growth opportunities;

•	changes in consumer spending, borrowing and savings habits;

•	legislative and regulatory changes, including broad financial reform, the creation of new agencies focused on consumer protection, increases in FDIC assessments and increased regulatory oversight of our business;

•	monetary and fiscal policies of the federal government, including the impact of the current government effort to restructure the U.S. financial and regulatory system;

•	changes in tax policies, rates and regulations of federal, state and local tax authorities;

•	deposit flows;

•	the cost of funds;

•	demand for loan products and other financial services;

•	changes in the quality and composition of our loan and investment portfolios;

•	changes in management’s business strategies;

•	changes in accounting principles, estimates, policies or guidelines;

•	changes in real estate values;

•	technology risk; and

•	a variety of other matters that, by their nature, are subject to significant uncertainties.

We provide greater detail regarding some of these factors in our annual report on Form 10-K for the year ended December 31, 2009, including the “Risk Factors” section of that report, and in our other filings with the SEC. You should not place undue reliance on these forward-looking statements, which reflect our expectations only as of the date of this prospectus or any accompanying prospectus supplement. We do not assume any obligation to revise forward-looking statements except as may be required by law.

THE OFFERING

Issuer	The First of Long Island Corporation

Common stock offered by us	Up to $60 million in common stock, $.10 par value

Use of proceeds	We intend to use the proceeds of the offering for general corporate purposes. See “Use of Proceeds.”

Market and trading symbol for the common stock	Our common stock is listed and traded on the Nasdaq Capital Market under the symbol “FLIC.”

Dividends and distributions	We have historically paid dividends on our common stock. The decision to pay dividends is at the discretion of our Board of Directors, and we may be prohibited from paying dividends in certain circumstances.

Risk Factors	Investing in our common stock involves risk. You should carefully consider the information contained in, or incorporated by reference into, this prospectus and any applicable prospectus supplement.

USE OF PROCEEDS

We intend to use all of the proceeds from the sale of our securities for general corporate purposes unless otherwise indicated in the prospectus supplement relating to a specific issuance. Our general corporate purposes could include contributing capital to our Bank to maintain or increase regulatory capital levels or support growth in its lending and deposit-gathering activities; financing expansion of our branch system; and possibly acquiring other financial institutions, or branches thereof, or businesses engaged in activities that we believe complement our banking business.

The precise amounts and the timing of any sale of our securities will depend upon market conditions, our Bank’s funding requirements, the availability of other funds and other factors. Until we use the net proceeds from any sale of our securities for general corporate purposes, they will be temporarily invested. We may have the ability, on a recurrent basis, to engage in successive financings as the need arises to finance our corporate strategies, support our growth, or fund our Bank.

REGULATION AND SUPERVISION

As a bank holding company controlling the Bank, we are subject to the Bank Holding Company Act of 1956, as amended (“BHCA”), and the rules and regulations of the Board of Governors of the Federal Reserve System (“Federal Reserve Board”) under the BHCA applicable to bank holding companies. We are required to file reports with, and otherwise comply with the rules and regulations of, the Federal Reserve Board and the SEC.

The Bank is a national bank organized under the laws of the United States of America. The lending, investment, and other business operations of the Bank are governed by federal laws and regulations and the Bank is prohibited from engaging in any operations not specifically authorized by these laws and regulations. The Bank is subject to extensive regulation by the Office of the Comptroller of the Currency (“OCC”) and to a lesser extent by the Federal Deposit Insurance Corporation (“FDIC”), as its deposit insurer, as well as by the Federal Reserve Board. The Bank’s deposit accounts are insured up to applicable limits by the FDIC under its Deposit Insurance Fund.

These regulatory authorities have extensive enforcement authority over the institutions that they regulate to prohibit or correct activities that violate a law, regulation or regulatory agreement or which are deemed to be unsafe or unsound banking practices. Enforcement actions may include the appointment of a conservator or receiver; the issuance of a cease and desist order; the termination of deposit insurance; the imposition of civil money penalties on the institution, its directors, officers, employees and institution-affiliated parties; the issuance of directives to increase capital; the issuance of formal and informal agreements; the removal of or restrictions on directors, officers, employees and institution-affiliated parties; and the enforcement of any such mechanisms through restraining orders or other court actions. Any change in laws and regulations, whether by the OCC, the FDIC, the Federal Reserve Board or through legislation, could have a material adverse impact on us, our operations and our stockholders.

Because we are a holding company, our rights and the rights of our creditors and the holders of the securities we are offering under this prospectus to participate in the assets of the Bank upon liquidation or reorganization will be subject to the prior claims of depositors and creditors of the Bank, except to the extent that we may ourselves be a creditor with recognized claims against the Bank. In addition, dividends, loans and advances from the Bank to us are restricted by federal law.

For a discussion of the material elements of the regulatory framework applicable to bank holding companies and their subsidiaries, and specific information relevant to us and the Bank, you should refer to our Annual Report on Form 10-K for the year ended December 31, 2009, and any other subsequent reports filed by us with the SEC, which are incorporated by reference in this prospectus. This regulatory framework is intended primarily for the protection of depositors and the Deposit Insurance Fund that insures deposits of the Bank, rather than for the protection of security holders.

DESCRIPTION OF OUR COMMON STOCK

We are authorized to issue 20,000,000 shares of common stock, par value $0.10 per share. As of March 31, 2010, we had 7,251,734 shares of common stock outstanding. As of March 31, 2010, there were also stock options and restricted stock units with respect to approximately 577,451 shares under our equity compensation plans, of which 519,106 were stock options and 58,345 were restricted stock units. Each share of common stock has the same relative rights as, and is identical in all respects to, each other share of common stock.

Dividends

The holders of our common stock are entitled to receive and share equally in dividends, if any, declared by the Board of Directors out of funds legally available therefor. Under the New York Business Corporation Law, we may pay dividends on our outstanding shares except when the Corporation is insolvent or would be made insolvent by the dividend. In addition, we may pay dividends out of surplus only, so that our net assets remaining after any payments are at least equal to the amount of stated capital.

Voting Rights

The holders of our common stock are generally entitled to one vote per share, but have the right to cumulate their votes in the election of directors. This means that for the election of directors, each share is entitled to as many votes as there are directors to be elected, and that these votes may be cumulated and voted for one nominee or divided equally among as many different nominees as the stockholder chooses.

Classified Board

Our Board of Directors is currently divided into two classes, with one class elected at each annual meeting of stockholders. Each year, five directors are up for election for a two-year term. Because we have cumulative voting, stockholders can cumulate their votes for one nominee or divide them among up to five nominees.

Liquidation

In the event of our liquidation, dissolution or winding up, the holders of our common stock would be entitled to receive, after payment or provision for payment of all our debts and liabilities, all of our assets available for distribution. Our common stock is junior to our existing and any future indebtedness.

No Preemptive Rights

Holders of our common stock do not have preemptive rights with respect to any shares that may be issued.

Transfer Agent

The Transfer Agent for the common stock is Registrar and Transfer Company, Cranford, New Jersey.

Anti-Takeover Effects of Certain Provisions

Certain provisions of our certificate of incorporation, shareholder protection rights plan, New York Business Corporation Law and banking laws applicable to us may have the effect of delaying, deterring or discouraging another party from acquiring control of us.

Business Combinations

Our certificate of incorporation prohibits any merger or other business combination between us and any major stockholder unless:

•	The business combination was approved by our Board prior to the time the major stockholder that is involved in the business combination became a major stockholder and by at least 70% of our outstanding voting stock;

•	The major stockholder involved in the business combination sought and obtained the unanimous prior approval of our Board to become a major stockholder and the business combination is approved by a majority of our continuing directors and by at least 70% of our outstanding voting stock;

•	The business combination is approved by at least 70% of our continuing directors and by at least 70% of our outstanding voting stock; or

•	The business combination is approved by at least 70% of our outstanding voting stock and by at least 70% of our outstanding voting stock beneficially owned by stockholders other than any major stockholder.

We define “major stockholder” in our certificate of incorporation as a person (together with any affiliate, associate or any other person with whom this person is acting in concert) who beneficially owns, or has the right to acquire, at least 10% of our voting stock. We define a “continuing director,” as a director who (i) was a director before the major stockholder became a major stockholder or (ii) was designated as a continuing director by existing continuing directors before that director is elected to the Board.

New York Law

We are subject to Section 912 of the New York Business Corporation Law, which regulates, subject to some exceptions, acquisitions of New York corporations. In general, Section 912 prohibits us from engaging in a “business combination” with an “interested shareholder” for a period of five years following the date the person becomes an interested shareholder, unless:

•	our Board of Directors approved the business combination or the transaction in which the person became an interested shareholder prior to the date the person attained this status;

•	the holders of a majority of our outstanding voting stock not beneficially owned by the interested shareholder approved the business combination at a meeting called for that purpose no earlier than five years after the interested shareholder attained this status; or

•	the business combination meets certain valuation requirements.

Section 912 defines a “business combination” to include, among others:

•	any merger or consolidation involving us and the interested shareholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition to the interested shareholder of 10% or more of our assets;

•	the issuance or transfer by us of 5% or more of our outstanding stock to the interested shareholder, subject to certain exceptions;

•	the adoption of any plan or proposal for our liquidation or dissolution pursuant to any agreement with the interested shareholder;

•	any transaction involving us that has the effect of increasing the proportionate share of our stock owned by the interested shareholder; and

•	the receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through us except proportionately as a shareholder.

In general, Section 912 defines an “interested shareholder” as any shareholder who beneficially owns, directly or indirectly, 20% or more of the outstanding voting stock of a corporation or who is an affiliate or associate of such corporation and at any time within the five-year period prior to the time of determination of interested shareholder status did own 20% or more of the then outstanding voting stock of the corporation.

Amendment of Certificate of Incorporation

Amendment of our certificate of incorporation generally requires the affirmative vote of 70% of our outstanding voting stock, but amendment of the provision with respect to business combinations discussed above requires (i) approval by at least 70% of our outstanding voting stock and (ii) approval by at least 70% of our outstanding voting stock beneficially owned by stockholders other than any major stockholder.

Designation Rights of Common Stock

Our Board has the right to allot shares of common stock, and pursuant to the laws of the State of New York, the Board has the power to fix or alter, from time to time, in respect to shares then unallotted, any or all of the following: the dividend rate, the redemption price, the liquidation price, the conversion rights and the sinking or purchase fund rights of shares of any class, or of any series of any class, or the number of shares constituting any series of any class. Since our incorporation in 1984, we have issued only one class of common stock, and do not expect to allot any shares of common stock with rights different from those of our outstanding common stock.

Shareholder Protection Rights Plan

In 2006, we adopted a shareholder protection rights plan. We distributed one right (the “Rights”) for each share of common stock outstanding. In the absence of the triggering events described below, the Rights are attached to the common stock and are not exercisable. Our Board set an exercise price of $150, which was adjusted to $75 following a stock split in 2007.

The Rights become exercisable following the earlier of (1) the tenth business day, or such later date as our Board may decide, after a person or group commences a tender offer that would result in that person or group holding a total of 20% or more of our common stock, or (2) ten business days after, or such earlier or later date as our Board may decide, the announcement by us that a person or group has acquired 20% or more of the outstanding common stock.

Upon becoming exercisable, each Right will entitle the holder to purchase that number of shares of common stock having a market value of twice the exercise price. Also, if any person acquires 20% or more of the outstanding common stock, the Board can require that, in lieu of exercise, each outstanding Right be exchanged for one share of common stock. The Rights plan also has a flip over provision that permits holders of rights other than the person or group acquiring 20% or more to acquire equity interests in any acquisition entity that might be used for a merger with us.

Our Board may redeem the Rights at a price of $.01 per Right at any time prior to our announcement that any person or group has acquired 20% or more of our common stock. The Rights expire August 1, 2016 unless terminated earlier by our Board.

The Bank Holding Company Act Restrictions on Share Ownership

The Bank Holding Company Act generally would prohibit any company that is not engaged in financial activities and activities that are permissible for a bank holding company or a financial holding company from acquiring control of us. “Control” is generally defined as ownership of 25% or more of the voting stock or other exercise of a controlling influence. In addition, any existing bank holding company would need the prior approval of the Federal Reserve before acquiring 5% or more of our voting stock. The Change in Bank Control Act of 1978, as amended, prohibits a person or group of persons from acquiring control of a bank holding company unless the Federal Reserve has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as us, could constitute acquisition of control of the bank holding company.

Indemnification of Directors and Officers

The New York Business Corporation Law permits a corporation to indemnify its current and former directors and officers against expenses, judgments, fines and amounts paid in connection with a legal proceeding. To be indemnified, the person must have acted in good faith and in a manner the person reasonably believed to be in, and not opposed to, the best interests of the corporation. With respect to any criminal action or proceeding, the person must not have had reasonable cause to believe the conduct was unlawful.

Our certificate of incorporation and bylaws provide that, to the fullest extent permitted by the New York law, we will indemnify our directors and officers against all expenses actually and reasonably incurred by them as a result of their being threatened with or otherwise involved in any action, suit or proceeding (other than an action commenced on our own behalf) by virtue of the fact that they are or were one of our officers or directors. We also may purchase and maintain insurance to provide defense and indemnification coverage for any obligation we incur as a result of the indemnification of directors and officers, or to provide defense and indemnity coverage for directors and officers.

PLAN OF DISTRIBUTION

We may sell our common stock in any of three ways (or in any combination thereof):

•	through underwriters or dealers;

•	directly to purchasers; or

•	through agents.

Each time that we use this prospectus to sell our common stock, we will also provide a prospectus supplement that contains the specific terms of the offering.

The prospectus supplement will set forth the terms of the offering of the common stock, including:

•	the name or names of any underwriters, dealers or agents and the type and amounts of common stock underwritten or purchased by each of them; and

•	the public offering price of the common stock and the proceeds to us and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. If we use underwriters in the sale of common stock, the shares will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale.

The common stock may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters.

Generally, the underwriters’ obligations to purchase the common stock will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the common stock if they purchase any.

We may sell common stock through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of our common stock and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

In compliance with the requirements of the Financial Industry Regulatory Authority (“FINRA”), the aggregate maximum commission, discount or agency fees or other items constituting underwriting compensation that we will pay to any FINRA member or independent broker-dealer will not exceed 8% of the gross proceeds of any offering pursuant to this prospectus and any applicable supplement.

We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase our common stock at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions or discounts we pay for solicitation of these contracts.

Agents and underwriters may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

LEGAL MATTERS

The validity of the shares of common stock we are offering hereby and selected other legal matters in connection with the offering will be passed upon for us by the law firm of Lindquist & Vennum P.L.L.P., Minneapolis, Minnesota.

EXPERTS

The consolidated balance sheets of The First of Long Island Corporation and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009, included in our 2009 Annual Report on Form 10-K for the year ended December 31, 2009, and incorporated by reference herein, have been incorporated by reference herein in reliance upon the report of Crowe Horwath LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements, and other documents with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You should call 1–800–SEC–0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC’s Internet site at http://www.sec.gov. This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at its offices at 100 F Street NE, Washington, DC 20549 or from the SEC’s Internet site.

You can obtain any of the documents incorporated by reference in this document from the SEC through their Internet site or directly from us. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at:

Treasurer
The First of Long Island Corporation
10 Glen Head Road
Glen Head, New York 11545
516-671-4900

In addition, we maintain a corporate website, www.fnbli.com. We make available, through our website, our annual reports on Form 10–K, quarterly reports on Form 10–Q, current reports on Form 8–K, proxy statements and any amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. This reference to our website is for the convenience of investors as required by the SEC. No information on our website is incorporated by reference into this prospectus or into any prospectus supplement. We have not authorized anyone to give any information or make any representation about us that is different from, or in addition to, those contained in this prospectus or in any of the materials that we have incorporated into this prospectus. If anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

1,250,000 Shares

Common Stock

Keefe, Bruyette & Woods

July 14, 2010